Datameg Corporation
9 West Broadway, Suite 214
Boston, MA 02127

May 8, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:Datameg Corporation (Formerly Datameg Corp.)
   Registration Statement on Form SB-2
   Filed June 6, 2004
   File No. 333-107715

Ladies and Gentlemen:

Pursuant to Rule 477(a)promulgated under the Securities Act of 1933, as Amended, the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-107715(collectively, the "Registration Statement". The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission")on June 6, 2004. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

The Registrant further requests that all fees paid to the Commission in Connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing Application
For Withdrawal, please contact Mr. Paul Michael Vuksich legal counsel to the Registrant, on 415.788.70445. Please provide a copy of the Order consenting to this withdrawal to Mr. Paul Michael Vuksich by facsimile on 415.788.9949. Thank you for your assistance.


By: /s/ James Murphy
______________________________
Name: James Murphy
Chairman, CEO and President